UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 2 7 2012

SEC FILE NUMBER
8- 49995

FACING PAGE

Information Required of Brokers and Dealers Pursua~~Washington DC~~**7 of the Securities Exchange Act of 1934 and Rule 17a-5 Ther**~~110~~**nder**

REPORT FOR THE PERIOD BEGINNING _____ 01-01-11 _____ AND ENDING _____ 12-31-11 _____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGAN & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 9TH AVENUE N SUITE 150
_____
(No. and Street)

SAFETY HARBOR FL 34695

| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J BOVA   813-684-0933
_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA
_____
(Name – *if individual, state last, first, middle name*)

414 CHASTAIN RD	SEFFNER	FL	33584
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

12014850

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Michael Kogan_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Kogan and Associates, Inc.____ , as of _~~XXXXXXXXXXXXXXXX~~____DEC. 31____, 20 ~~XX~~11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

Therese L. Ferguson
_____Notary Public_____
Therese L. Ferguson

This report ** contains (check all applicable boxes):

Notary Public State of Florida
Therese L Ferguson
My Commission EE020643
Expires 10/05/2014

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~XXXXXXXX XXXXXXX XXXXXXX~~.   CASH FLOWS
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   SEE NET CAPITAL REPORT
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
      SEE NOTES TO FINANCIAL STATEMENTS
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROGAN AND ASSOCIATES, INC.

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2011

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

<u>INDEPENDENT AUDITOR'S REPORT</u>

To the Board of Directors
Rogan and Associates, Inc.
Safety Harbor, Florida

We have audited the accompanying balance sheet of Rogan and Associates, Inc. as of December 31, 2011, and the related statements of income and expense, cash flows and changes in stockholders' equity. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan and Associates, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

February 14, 2012

ROBERT J. BOVA, CPA

P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2011, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures refer- enced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

ROGAN AND ASSOCIATES, INC.
BALANCE SHEET - DECEMBER 31, 2011

ASSETS

ALLOWABLE ASSETS:

Cash	$ 55,771
Accounts receivable - trade	146,823
Other securities	12,538
Total allowable assets	215,132

NON-ALLOWABLE ASSETS:

Accounts receivable	726,252
Other assets	23,227
Total non-allowable assets	749,479
TOTAL	**$964,611**

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 87,743
Non-aggregate indebtedness - note payable	2,581
Total indebtedness	90,324

OWNERSHIP EQUITY:

Capital stock - common	150
Paid-in capital	30,985
Retained earnings	867,277
Less treasury stock, at cost	(24,125)
Total ownership equity	874,287
TOTAL	**$964,611**

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	$1,873,835
EXPENSES:	
Commissions and payroll	1,050,812
Regulatory fees	19,733
Communications	20,899
Other expenses	549,673
Total expenses	1,641,117
NET INCOME	$ 232,718

Note: No income tax has been recorded hreron due to tax alternatives
that render any tax liability immaterial.

The notes which follow all the financial statements must be read for a more
informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	$(2,795)
CASH FLOWS FOR SUNDRY ASSETS	(126,170)
CASH BALANCE, DECEMBER 31, 2010	184,730
CASH BALANCE DECEMBER 31, 2011	$ 55,771

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

STOCKHOLDERS' EQUITY, DECEMBER 31, 2010	$877,082
Net income (loss) - year ended 12-31-11	(2,795)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2011	$874,287

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

TOTAL STOCKHOLDERS' EQUITY	$976,883
Less Non-allowable assets and options	749,479
NET CAPITAL	$169,730

NOTE: The net capital presented heron concurs with the year-end Company
prepared Focus Report. (Part IIA) net capital.

ROGAN AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

BASIS OF ACCOUNTING
The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do no necessarily represent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and FINRA.

AML COMPLIANCE PROGRAM
The Company retained Lynn G. Hippner, CRCP of Registration Consultants, to test their firm's AML Compliance Program for the twelve-month period. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, FINRA and US Treasury rules.

TRADE RECEIVABLES AND DEPOSITS
These represent amounts due from Raymond James & Associates, Inc. applicable to commissions. Raymond James & Associates, Inc. is the Company's clearing facility.

REGULATORY MATTERS
There were no material inadequacies at December 31, 2011 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

CONTINGENCIES
There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2011 or for the year then ended, excepting the rental of premises noted below.

RENTAL - PREMISES
On 12-18-07, the Company entered into a new lease agreement for five years commencing on January 1, 2008 and ending on December 31, 2012.

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

FORM X-17A-5

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

ROGAN & ASSOCIATES, INC. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

200 9TH AVENUE. NORTH, SUITE 150 [20]
(No. and Street)

SAFETY HARBOR [21]   FL [22]   34695-3500 [23]
(City)   (State)   (Zip Code)

SEC. FILE NO.

8-49995 [14]
FIRM ID NO.

42762 [15]
FOR PERIOD BEGINNING (MM/DD/YY)

01-01-11 [24]
AND ENDING (MM/DD/YY)

12-31-11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

ROBERT J BOVA [30]   813-684-0933 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom
it is executed represent hereby that all information contained therein is true, correct and complete.
It is understood that all required items, statements, and schedules are considered integral parts of
this Form and that the submisson of any amendment represents that all unamended items, statements
and schedules remain true, correct and complete as previously submitted.

Dated the _Feb,_ day of _13_ 20 _12_

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

SEC Mail Processing Section

FEB 2 7 2012

Washington, DC
110

ATTENTION - Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ROBERT J BOVA PA

| 70 |

ADDRESS

414 CHASTAIN ROAD   SEFFNER   FL   33584

| 71 | | 72 | | 73 | | 74 |
| Number and Street | | City | | State | | Zip Code |

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER							
ROGAN & ASSOCIATES, INC.	N	3					100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 99

SEC FILE NO. 8-49995 98

Consolidated 198

Unconsolidated X 199

ASSETS

	Allowable	Non-Allowable	Total
1. Cash ....$	55,771 [200]	$	55,771 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	25,000 [295]		
B. Other	121,823 [300] $	118 [550]	146,941 [810]
3. Receivables from non-customers	[355]	726,163 [600]	726,163 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities........................	[418]		
B. Debt securities...........................	[419]		
C. Options	[420]		
D. Other securities........................	11,412 [424]		
E. Spot commodities	[430]		11,412 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	1,126 [490]	23,198 [680]	24,324 [920]
11. Other assets	[535]	[735]	[930]
12. Total Assets ....$	215,132 [540] $	749,479 [740] $	964,611 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
ROGAN & ASSOCIATES, INC.	as of	12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	89,397	1205	1,126	1385	90,523	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $	970					
2. Includes equity subordination (15c3-1(d)) of $	980					
B. Securities borrowings, at market value from outsiders $	990			1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $	1000					
2. includes equity subordination (15c3-1(d)) of $	1010					
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 89,397	1230	$ 1,126	1450	$ 90,523	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			150	1792
C. Additional paid-in capital			30,985	1793
D. Retained earnings			867,078	1794
E. Total			898,213	1795
F. Less capital stock in treasury			(24,125)	1796
24. TOTAL OWNERSHIP EQUITY			$ 874,088	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 964,611	1810

OMIT PENNIES

Page 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
ROGAN & ASSOCIATES, INC.	as of	12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 874,088	3480
2. Deduct ownership equity not allowable for Net Capital	( )	3490
3. Total ownership equity qualified for Net Capital	874,088	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 874,088	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 749,479	3540
B. Secured demand note deficiency		3590
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600
D. Other deductions and/or charges		3610
	(749,479)	3620
7. Other additions and/or allowable credits (List)		3630
8. Net Capital before haircuts on securities positions	$ 124,609	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :		
A. Contractual securities commitments	$	3660
B. Subordinated securities borrowings		3670
C. Trading and investment securities:		
1. Exempted securities		3735
2. Debt securities		3733
3. Options		3730
4. Other securities	5,462	3734
D. Undue concentration		3650
E. Other (List)		3736
	(5,462)	3740
10. Net Capital	$ 119,147	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
ROGAN & ASSOCIATES, INC.	as of	12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ _____ 5,960 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ _____ 5,000 [3758]

13. Net capital requirement (greater of line 11 or 12) .... $ _____ 5,960 [3760]

14. Excess net capital (line 10 less 13) .... $ _____ 113,187 [3770]

15. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ _____ 110,207 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ _____ 89,397 [3790]

17. Add:

    A. Drafts for immediate credit .... $ _____ [3800]

    B. Market value of securities borrowed for which no
    equivalent value is paid or credited .... $ _____ [3810]

    C. Other unrecorded amounts (List) .... $ _____ [3820] $ _____ [3830]

19. Total aggregate indebtedness .... $ _____ 89,397 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... % _____ 75.03 [3850]

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... % _____ 0.00 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant
    to Rule 15c3-3 prepared as of the date of net capital computation including both
    brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3870]

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... $ _____ [3880]

24. Net capital requirement (greater of line 22 or 23) .... $ _____ [3760]

25. Excess net capital (line 10 less 24) .... $ _____ [3910]

26. Net capital in excess of the greater of:
    5% of combined aggregate debit items or 120% of minimum net capital requirement .... $ _____ [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
covered by subordination agreements not in satisfactory form and the market values of the memberships in
exchanges contributed for use of company (contra to item 1740) and partners' securities which were
included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	ROGAN & ASSOCIATES INC

For the period (MMDDYY) from 1-1-11 [3932] to 12-31-11 [3933]
Number of months included in this statement   12   [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ (100) [3935]
   b. Commissions on listed option transactions .... 25 (1,668) [3938]
   c. All other securities commissions .... 1,324 [3939]
   d. Total securities commissions .... [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... [3945]
   b. From all other trading .... [3949]
   c. Total gain (loss) .... [3950]
3. Gains or losses on firm securities investment accounts .... (4,771) [3952]
4. Profit (loss) from underwriting and selling groups .... 26 [3955]
5. Revenue from sale of investment company shares .... 568,532 [3970]
6. Commodities revenue .... [3990]
7. Fees for account supervision, investment advisory and administrative services .... 111,245 [3975]
8. Other revenue .... 1,401,025 [3995]
9. Total revenue .... $ 2,075,647 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 241,107 [4120]
11. Other employee compensation and benefits .... 1,229,894 [4115]
12. Commissions paid to other broker-dealers .... 9,744 [4140]
13. Interest expense .... [4075]
    a. Includes interest on accounts subject to subordination agreements .... [4070]
14. Regulatory fees and expenses .... 12,950 [4195]
15. Other expenses .... 584,747 [4100]
16. Total expenses .... $ 2,078,442 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ (2,795) [4210]
18. Provision for Federal income taxes (for parent only) .... 28 [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... [4222]
    a. After Federal income taxes of .... [4338]
20. Extraordinary gains (losses) .... [4224]
    a. After Federal income taxes of .... [4239]
21. Cumulative effect of changes in accounting principles .... [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (2,795) [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROGAN & ASSOCIATES, INC.

For the period (MMDDYY) from   10/01/11   to   12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ _____ 931,485 [4240]

  A. Net income (loss) .... _____ (17,397) [4250]

  B. Additions (includes non-conforming capital of .... $ _____ [4262]) _____ [4260]

  C. Deductions (includes non-conforming capital of .... $ _____ [4272]) _____ 40,000 [4270]

2. Balance, end of period (from item 1800) .... $ _____ 874,088 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ _____ [4300]

  A. Increases .... _____ [4310]

  B. Decreases .... _____ [4320]

4. Balance, end of period (from item 3520) .... $ _____ [4330]

OMIT PENNIES

BROKER OR DEALER		
ROGAN & ASSOCIATES, INC.	as of	12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $_____ |4550|

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... _____ |4560|

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

Raymond James & Associates, Inc. _____ |4335| ___X___ |4570|

D. (k) (3) - Exempted by order of the Commission .... _____ |4580|

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
_____ |4600|	_____ |4601|	___ |4602|	_____ |4603|	_____ |4604|	___ |4605|
_____ |4610|	_____ |4611|	___ |4612|	_____ |4613|	_____ |4614|	___ |4615|
_____ |4620|	_____ |4621|	___ |4622|	_____ |4623|	_____ |4624|	___ |4625|
_____ |4630|	_____ |4631|	___ |4632|	_____ |4633|	_____ |4634|	___ |4635|
_____ |4640|	_____ |4641|	___ |4642|	_____ |4643|	_____ |4644|	___ |4645|
_____ |4650|	_____ |4651|	___ |4652|	_____ |4653|	_____ |4654|	___ |4655|
_____ |4660|	_____ |4661|	___ |4662|	_____ |4663|	_____ |4664|	___ |4665|
_____ |4670|	_____ |4671|	___ |4672|	_____ |4673|	_____ |4674|	___ |4675|
_____ |4680|	_____ |4681|	___ |4682|	_____ |4683|	_____ |4684|	___ |4685|
_____ |4690|	_____ |4691|	___ |4692|	_____ |4693|	_____ |4694|	___ |4695|

TOTAL $_____ |4699|

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 Tampa, Florida 33622

INDEPENDENT ACCOUNTANTS' REPORT

Rogan & Associates, Inc.
200 9th Avenue N., Suite 150
Safety Harbor, FL 34695

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedure enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Rogan & Associates, Inc., the Securities and Exchange Commission, SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Rogan & Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7T. Rogan & Associates, Inc.'s management is responsible for their compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011.

Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 14, 2012
Tampa, Florida

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
049995   FINRA   DEC
ROGAN & ASSOCIATES INC    17*17
ATTN: MICHAEL ROGAN
200 9TH AVE N STE 150
SAFETY HARBOR FL 34695-3559
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Rogan (727) 712-3400

2. A. General Assessment (item 2e from page 2) — $ 259

   B. Less payment made with SIPC-6 filed (exclude interest) — (419)
   07/26/2011
   _____Date Paid_____

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — (160)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) — $ (160)

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 0

   H. Overpayment carried forward — $(160)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   Not applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rogan & Associates, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 17th day of January , 20 12 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01 , 20 11
and ending 12/31 , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $2,075,647

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts. — 4,770

Total additions — 4,770

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,966,761

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 9,743

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $_____

Enter the greater of line (i) or (ii)

Total deductions — 1,976,504

2d. SIPC Net Operating Revenues — $103,913

2e. General Assessment @ .0025 — $259

(to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form
For the first half of the fiscal year ending 12/31/2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
049095   FINRA   DEC
ROGAN & ASSOCIATES INC    16*16
ATTN: MICHAEL ROGAN
200 9TH AVE N STE 150
SAFETY HARBOR FL 34695-3559
```

419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

Michael Rogan (727) 712-3400

2. A. General assessment payment for the first half of the fiscal year
(item 2e from page 2)   *s/b -o* $ *419*

    1. Less prior year overpayment applied as reflected on SIPC-7 if applicable   (_____)

    2. Assessment balance due

B. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

C. Total assessment and interest due   *s/b -o* $ *419*

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ *419*   *OVERPAID by 419.-*

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the *26* day of *July*, 20 *11*.

Rogan & Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: *7-26-2011* *9/2/11*
Postmarked   Received   Reviewed
    LD

Calculations _____   Documentation _____   Forward Copy _____

Exceptions: *8-17-11*

Disposition of exceptions:

PLEASE USE this OVERPAYMENT TOWARD future ASSESSMENTS.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2011**
and ending **6/30/2011**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ *1,171,709*

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.   *1,114,881*

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   *224,529*

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $_____

       Enter the greater of line (i) or (ii)

       Total deductions   *1,339,410*

2d. SIPC Net Operating Revenues   *5/b* $ *⊖167,701*

2e. General Assessment @ .0025   *5/b-0* $ *419*

(to page 1, line 2.A.)

2

ROGAN & ASSOCIATES
PHONE 727-712-3400
200 9TH AVE. N., STE. 150
SAFETY HARBOR, FL 34695

1672

63-215/631

DATE 7/26/11

PAY TO THE ORDER OF ___SIPC___ | $ 419 00

four hundred and nineteen and 00/100 _____ DOLLARS

SunTrust   ACH RT 061000104

FOR 2011 Assessment

⑈00l672⑈ ⑆063l02l52⑆ l0000538906031⑈